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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **July, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___July 13, 2006___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

RSM TO GO UNDERGROUND AT THE FONDAWAY CANYON PROPERTY

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JULY 26, 2006, ROYAL STANDARD MINERALS INC. ("RSM") plans to go carry out an underground metallurgical sampling and drilling program on its 100% owned Fondaway Canyon gold-tungsten property located in Churchill County, Nevada. The Fondaway Canyon gold Property consists of 148 contiguous unpatented lode-mining claims on BLM land on the western slopes of the Stillwater Range, Churchill County, Nevada.   The USBLM has approved a Plan of Operations for this project that is bonded. The program will commence with the reopening of the Tenneco adit. This effort will include reentering the existing underground workings and test mining and drilling a portion of the quartz-sulfide vein system within a folded Mesozoic shale, sandstone and limestone rock package. The principal veins at Fondaway are situated within an 11,000 foot long easterly trending belt that includes 15 separate gold bearing veins. Drilling indicates that the vein system in the area tested is persistent from the surface to a depth of approximately 1,000 feet and is open at depth.

The currently drilled gold resources are primarily within a segment of the Paperweight and Half Moon veins and include a strike length of approximately 1,000-1,200 feet to a depth of about 500 feet. These resources are currently classified in a NI-43-101 report by Strachan, 2003, as indicated and inferred. Indicated resources of 390,636 tons with an average grade of 0.428 opt Au for a total of 167,192 ounces of gold. Inferred gold resources total 372,849 tons with an average grade of 0.409 opt Au for a total of 152,621 ounces of gold within the most intensively drill tested portion of the property. Horizontal continuation of the gold-mineralization within the shear zones is remarkable. The Paperweight-Hamburger Hill mineralized shear zone is the most persistent known, with a strike length of 3,700 feet and width commonly between 5 and 20 feet. Drilling and assay records indicate that 568 holes have been drilled on the property for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco the latest and the most active company drilled approximately 350 of the 455 reverse circulation holes and drove 500 feet of adit workings for sulfide metallurgical sampling and analysis on the underground targets. Tenneco also developed and operated an open pit heap leach mine on this property before exiting the mining business in the 1990's. Historically the property has supported minor tungsten production that is separate from the gold system, the tungsten potential needs to be evaluated.

RSM is very optimistic that the Fondaway Canyon property may prove to be one of our best projects.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com